Artison Investments, Ltd.
16526 106th CT
Orland Park, Illinois 60647

April 28, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Artison investments, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2010
File No. 333-169304

Dear Ms. Long:

Artison Investments, Ltd. submits this letter to you in response to your letter of October 6, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Form S-1 filed September 10, 2010

General

1.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and confirm the Company has updated the Financial Statements in form and content throughout the filing as required by Rule 8-08 of Regulation S-X.

COMMENT:

2.
Disclosure indicates that your company is a development stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products, and no definitive agreements to license or sell its products.  These and other facts suggest that your company’s proposed business is commensurate in scope with the uncertainly ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act.  Please advise the registration statement to comply with Rule 419.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing throughout to include an extensive and detailed disclosure of our planned business and objectives.  We do not believe that we are a ”blank check company” as that term is defined by Rule 419 of Regulation C.  Upon reviewing our responses and revisions to the amended filing, we hope we have demonstrated to the Staff that we are filing correctly.

COMMENT:

3.
Please advise us as to all other registration statements of companies for which your officers, directors and affiliates may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliated.  Your disclosure should indicate which companies are not viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our sole officer and director Mr. Mukherjee, has not acted as a promoter and does not have any controlling interest in any companies actively reporting with the Commission.  In addition, Mr. Mukherjee currently is not, and has not acted in any capacity listed above with companies which are not viable or dormant, and which businesses have been modified and restated from that described in the offering documents, noting the companies that are still actively reporting with the Commission.

COMMENT:

Front Cover Page of the Registration Statement

4.	Please revise footnote 2 of the “Calculation of Registration Fee” table to state the provision of Rule 457 of Regulation C that is being relied upon for the basis of the calculation.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the footnote 2 of the “calculation of Registration Fee” table to state the provision of Rule 457 of Regulation C.  We have provided a copy of the revised footnote as it now appears in the Form S-1/A filing below.

(2)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

COMMENT:

Outside Front cover page of Prospectus

5.
Please revise here and throughout the filing to clearly identify Debopam Mukherjee as your sole office and director.  Please also revise the disclosure throughout the filing to remove references that imply that you have more than one officer and director, such as using the plural or referring to Mr. Mukherjee as the sole officer and “a director”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clearly identified Mr. Debopam Mukherjee as the sole officer and director of the Company throughout the Form S-1/A filing.

COMMENT:

6.	Please revise the second sentence of the first paragraph to clearly disclose your sole officer and director is selling the registered shares on your behalf.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has clearly disclosed that the sole officer and director is selling the registered shares on behalf of the Company.  We have provided a copy of the revised second sentence as it now appears in the Form S-1/A filing below.

The registered shares are intended to be sold directly through the efforts of Mr. Debopam Mukherjee, our sole officer and director.

COMMENT:

7.
We note your disclosure in the second paragraph.  Please revise to disclose the name of the bank in which escrow funds will be held, and the city, state and country of the bank’s location.  Please also comply with this comment under “The Offering” on page 4 and “Plan of Distribution” on page 14.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included the name of the bank in which the escrow funds will be held, and the city, state and country of the bank’s location.  The disclosure is worded as follows: “All subscription funds will be deposited in a non-interest/minimal interest bearing Trust Account pending clearance at Bank of the West, North Las Vegas, Nevada U.S.A.”.  We have revised the Form S-1/A filing to reflect this disclosure on the “Outside Front Cover page of the Prospectus”, in “The Offering” section, and in the “Plan of Distribution” section.

COMMENT:

8.
Please revise the third paragraph to reflect the fact that you could extend the offering for an additional 180 days.  Please also comply with this comment under “The Offering” on page 4 and “Plan of Distribution” on page 14.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to reflect the fact that we could extend the offering for an additional 180 days.  The disclosure is worded as follows: “The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days”.  We have revised the Form S-1/A filing to reflect this disclosure on the “Outside Front Cover page of the Prospectus”, in “The Offering” section, and in the “Plan of Distribution” section.

COMMENT:

Table of contents, page 3

9.
Please remove the Part II information from the table of contents the Part II.  The table of contents should address only the contents of the prospectus (i.e., Part I of the registration statement).  Please see Item 502(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed Part II information from the table of contents

COMMENT:

Summary Information and Risk Factors, page 4

Business Overview, page 4

10.
Please revise the first paragraph to clearly explain the types of products that you will sell.  In this regard, we note that your current disclosure uses technical or industry terms that may not be familiar to a general investor.  Please also explain why you reference your jute products in a parenthetical.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in the first paragraph we have clearly defined the types of products we intend to sell.  We have also defined the technical and industry terms that may not be familiar to general investors.  We have removed the reference to “jute” in this paragraph as it is only a product used in the manufacturing process.  We have provided a copy of the revised “Business Overview” section as it now appears in the Form S-1/A filing below.

Business Overview

Artison Investments, Ltd. ("AIL" or the "Company"), was originally incorporated in the State of Nevada on April 23, 2010. The Company is a development stage company with the principal business objective of marketing to the U.S. Bamboo Plyboard.  The three types of Bamboo Plyboard the Company plans to market are Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).  Plyboard is an engineered product where technological developments have made it viable to develop and market a restructured and reconstituted composite product using bamboo as a non-conventional wood material typically used in plyboard.  Why Bamboo; bamboo can be harvested in 3-5 years versus 10-20 years for most softwoods and it is the strongest growing woody plant on earth with one of the widest ranging habitats with more than 1,500 species thriving in diverse terrain from sea level to 12,000 feet on every continent except the poles.  Bamboo based plyboard can replace all applications where wood is used thus helping the worlds Global Warming Issues including deforestation and the sequestering of CO2 emissions.

COMMENT:

11.	We note the disclosure in the first paragraph regarding your affiliate in the United Kingdom, which you refer to as Artison Europe. We have the following comments

•
Your company name is identical to your affiliate in the United Kingdom.  Please review the disclosure throughout your registration statement and ensure that you are clearly referencing the correct entity throughout your disclosure.  For example, clearly define the entity to which you are referring when you refer to “Artison”.

•	Please provide a materially complete description of your affiliation with Artison Europe.

•	Please provide a materially complete description of your “marketing arrangement” with Artison Europe.

RESPONSE:

We acknowledge the Staff’s comment and confirm that at the present, there is no material affiliation between our company and Artison Europe other than a similar name.  In addition, at the present there is no material “marketing arrangement” with Artison Europe. The Amended Form S-1 filing has been revised throughout to clarify these statements and clearly disclose planned operations and affiliations from current arrangements and affiliations.

COMMENT:

12.	Please revise the last sentence of the first paragraph to briefly describe each of the product categories.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the paragraph to briefly describe each product we intend to market.  Please see our response to question number 10 above for full disclosure of the revision

COMMENT:

13.	Please revise the first sentence of the second paragraph to clearly disclosure that you have no customers and have generated no revenues.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the first sentence in the second paragraph to clearly disclose that we have no customers and have generated no revenues.  We have provided a copy of the revisions reflected in the “Business Overview” section in the Form S-1/A filing below.

We are a small, start-up company that does not have any customers and has generated no revenues.  Since our inception on April 23, 2010 to the present, we have incurred a cumulative net loss as reflected in the financial statements.

COMMENT:

14.
We note the statement in the last sentence of the second paragraph that you will be able to conduct implement your business plan and conduct your business for the next 12 months if you receive the minimum offering proceeds.  Please explain whether this estimate takes into account the costs and expenses of being a reporting company under the Exchange Act.

RESPONSE:

We acknowledge the Staff’s comment and please be advised that we have revised the offering to a best-efforts, all-or-nothing maximum of $75,000 raise at a fixed price of $.05 per share for the duration of the offering.   The company believes that it will be able to implement our business plan and conduct business for the next 12 months and this does take into account the costs and expenses of being a reporting company under the Exchange Act.

COMMENT:

15.
We note the disclosure in the third paragraph that you intend to have your common stock “listed” on the OTC Bulletin Board.  Securities are “quoted” on the OTC Bulletin Board, not listed.  Please revise here and throughout the filing accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the Form S-1/A filing throughout to correctly state that we intend to have our common stock “quoted” on the OTC Bulletin Board and not “listed”.

COMMENT:

16.
We note disclosure in the fourth paragraph that your sole officer and director allocates his time to the company on a part-time basis.  Please revise to specify the percentage of his time that he works for you.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our sole office and director is dedicated to the project on a full-time basis.  Have revised the Form S-1/A filing throughout to reflect this disclosure.

COMMENT:

17.	Please revise the fifth paragraph to clarify that all outstanding shares are owned by your sole officer and director.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to clarify that all outstanding shares are owned by our sole officer and director.  We have provided a copy of the revisions reflected in the Form S-1/A filing below

As of the date of this prospectus, we have 8,500,000 shares of $0.001 par value common stock issued and outstanding.  Our sole officer and director owns all of the 8,500,000 issued and outstanding stock.

COMMENT:

The Offering, page 4

18.	Please clarify whether investment amounts only may be paid by check.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to clarify that investment payments are required in the form of United States currency either by personal check, bank draft, bank wire transfer or by cashier’s check.  We have revised the filing throughout to reflect this clarification.

COMMENT:

19.	We note disclosure in the third paragraph on page 5. Please disclose an estimation of the offering expenses. In this regard, we note the disclosure on page 12.

RESPONSE:

We acknowledge the Staff’s comment and confirm we have disclosed the estimation of $10,000 for offering expenses in the third paragraph.  We have provided a copy of the revisions reflected in the Form S-1/A filing below.

Artison Investments, Ltd. will apply the gross proceeds from the offering to pay for offering expenses estimated to be $10,000 which shall include legal and professional fees, accounting fees, escrow fees, and state/federal filing fees.

COMMENT:

Summary Financial Information, page 5

20.	The balance sheet data on page 6 does not balance. Please revise your filing accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing and included the balance sheet from the “Financial Statements” section.

COMMENT:

Risk Factors, page 7

21.
Many of your risk factors contain language such as “we cannot assure”, “ there is no assurance”, “we cannot guarantee”, “ and there can be no guaranteed.”  The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurances or guarantees.  Please remove all such disclosure and revise your risk factors accordingly to address the particular risk, rather than your ability to offer assurances or guarantees.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all such disclosures as “we cannot assure”, “there is no assurance”, “we cannot guarantee”, and “there can be no guarantee”.  We have revised our risk factors accordingly to address the particular risk, rather than just our ability to offer assurances or guarantees.  We have revised the “Risk Factors” section and we have provided a copy below as it now appears in the Form S-1/A filing.

RISK FACTORS

INVESTMENT IN THE SECURITIES OFFERED HEREIN IS SPECULATIVE, IS SUBJECT TO A NUMBER OF RISKS AND IS SUITABLE ONLY FOR INVESTORS OF SUBSTANTIAL FINANCIAL MEANS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION CONCERNING THE COMMON STOCK. ONLY THOSE INVESTORS WHO ARE PREPARED TO POTENTIALLY RISK A TOTAL FINANCIAL LOSS OF THEIR INVESTMENT IN THIS COMPANY SHOULD CONSIDER INVESTING.

THE FACTORS SET FORTH BELOW, ALONG WITH THE OTHER INFORMATION CONTAINED HEREIN, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING OUR PROSPECTS.  FURTHER, THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, GOALS, OBJECTIVES, EXPECTATIONS AND INTENTIONS.  THE CAUTIONARY STATEMENTS MADE IN THIS SECTION APPLY TO ALL FORWARD-LOOKING STATEMENT WHEREVER THEY APPEAR IN THIS DOCUMENT.  READERS ARE CAUTIONED THAT, WHILE THE FORWARD-LOOKING STATEMENTS REFLECT OUR GOOD FAITH BELIEFS, THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE, AND INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES.  IN ADDITION, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN AND OUR BUSINESS, OUR FINANCIAL CONDITION OR THE RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.  IN SUCH CASE, SOME OF THE FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW.  IN THE EVENT THAT ACTUAL RESULTS DO NOT MEET EXPECTATIONS, THERE COULD BE A CONSEQUENT NEGATIVE EFFECT ON THE POSITION OF INVESTORS.

RISKS ASSOCIATED WITH OUR COMPANY:

ARTISON INVESTMENTS, LTD’S OPERATIONS DEPEND SOLELY ON THE EFFORTS OF DEBOPAM MUKHERJEE, OUR SOLE OFFICER AND DIRECTOR OF THE COMPANY IS DEDICATED TO THE PROJECT ON A FULL-TIME BASIS.  HE DOES NOT HAVE ANY PUBLIC COMPANY EXPERIENCE AND IS INVOLVED IN OTHER BUSINESS ACTIVITIES.  THE COMPANY'S NEEDS COULD EXCEED THE AMOUNT OF TIME OR LEVEL OF EXPERIENCE HE MAY HAVE.  THIS COULD RESULT IN HIS INABILITY TO PROPERLY MANAGE COMPANY AFFAIRS, RESULTING IN OUR REMAINING A START-UP COMPANY WITH NO REVENUES OR PROFITS.

Our business plan does not provide for the hiring of any additional employees until the public offering is closed.  Until that time, the responsibility of developing the company's business, offering and selling of the shares through this prospectus, and fulfilling the reporting requirements of a public company all fall upon Mr. Mukherjee. While Mr. Mukherjee has business experience including management, he does not have experience in a public company setting, such as serving as a principal accounting officer or principal financial officer. In the event he is unable to fulfill any aspect of his duties to the company we may experience a shortfall or complete lack of revenue resulting in little or no profits and eventual closure of the business.

BECAUSE OF LOSSES INCURRED BY US TO DATE AND OUR GENERAL FINANCIAL CONDITION, WE RECEIVED A GOING CONCERN QUALIFICATION IN THE AUDIT REPORT FROM OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE MOST RECENT FISCAL YEAR.  THE GOING CONCERN QUALIFICATION RAISES SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN AND INVESTORS MAY REALIZE A COMPLETE LOSS OF THEIR INVESTMENT.

As shown in the financial statements accompanying this prospectus, Artison Investments, Ltd. has had no revenues to date and has incurred only losses since its inception.  The Company has had minimal operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

SINCE WE ARE A DEVELOPMENT STAGE COMPANY, THE COMPANY HAS GENERATED NO REVENUES AND DOES NOT HAVE AN OPERATING HISTORY; AN INVESTMENT IN THE SHARES OFFERED HEREIN IS HIGHLY RISKY AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT IF WE ARE UNSUCCESSFUL IN OUR BUSINESS PLANS.

The Company was incorporated on April 23, 2010; we have not yet commenced our business operations and we have not yet realized any revenues. We have no operating history upon which an evaluation of our future prospects can be made. Based upon current plans, we expect to incur operating losses in future periods as we incurred significant expenses associated with the initial startup of our business. Further, we cannot guarantee that we will be successful in realizing revenues or in achieving or sustaining positive cash flow at any time in the future. Any such failure could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which would dilute the value of any shares you purchase in this offering.

WE CANNOT PREDICT WHEN OR IF WE WILL PRODUCE REVENUES, WHICH COULD RESULT IN A TOTAL LOSS OF YOUR INVESTMENT IF WE ARE UNSUCCESSFUL IN OUR BUSINESS PLANS.

We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise our initial capital through this offering. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this offering. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business. As a result, you could lose all of your investment if you decide to purchase shares in this offering and we are not successful in our proposed business plans.

OUR CONTINUED OPERATIONS DEPEND ON THE MARKETS ACCEPTANCE OF OUR BAMBOO PLYBOARD PRODUCTS.  IF THE MARKET DOES NOT FIND OUR BAMBOO PLYBOARD PRODUCTS DESIRABLE AND SUITABLE FOR PURCHASE AND WE CANNOT ATTRACT A DISTRIBUTORS AND END CUSTOMERS, WE MAY NOT BE ABLE TO GENERATE ANY REVENUES, WHICH COULD RESULT IN A FAILURE OF OUR BUSINESS AND A LOSS OF ANY INVESTMENT YOU MAKE IN OUR SHARES.

The ability to attract distributors and end customers to purchase our Bamboo Plyboard products is critically important to our success. We cannot be certain that the Bamboo Plyboard products including particle Board, MDF (medium-density fiberboard), and OSB (oriented strand board) will be accepted by the market.  As a result, there may not be any demand and our revenue stream could be limited and we may never realize any revenues. In addition, there are no assurances that the Company will generate revenues in the future even if we alter our marketing efforts and pursue alternative revenue generating services in the future.

YOU MAY NOT BE ABLE TO SELL YOUR SHARES BECAUSE THERE IS NO PUBLIC MARKET FOR OUR STOCK.

There is no public market for our common stock.  As of the date of this prospectus, we have 8,500,000 shares of $0.001 par value common stock issued and outstanding.  Our sole officer and director owns all of the 8,500,000 issued and outstanding stock.   Therefore, the current and potential market for our common stock is limited.  In the absence of being quoted, no market is available for investors in our common stock to sell their shares.  We cannot guarantee that a meaningful trading market will develop or that we will be successful in attaining listing on the OTCBB® or any other market.

If our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are or will be beyond our control.  In addition, the stock market may experience extreme price and volume fluctuations without a direct relationship to the operating performance.

INVESTORS MAY HAVE DIFFICULTY LIQUIDATING THEIR INVESTMENT BECAUSE OUR STOCK WILL BE SUBJECT TO PENNY STOCK REGULATION.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The rules, in part, require broker/dealers to provide penny stock investors with increased risk disclosure documents and make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in our shares, thereby reducing the level of trading activity in any secondary market that may develop for our shares.  Consequently, customers in our securities may find it difficult to sell their securities, if at all.

INVESTORS IN THIS OFFERING WILL BEAR A SUBSTANTIAL RISK OF LOSS DUE TO IMMEDIATE AND SUBSTANTIAL DILUTION.

Debopam Mukherjee, our sole officer and director, acquired a total of 8,500,000 restricted shares of our common stock at a price valued at the par value of $0.001.  Upon the sale of the common stock offered hereby, the investors in this offering will experience an immediate and substantial "dilution."  Therefore, the investors in this offering will bear a substantial portion of the risk of loss.  Additional sales of our common stock in the future could result in further dilution.  Please refer to the section titled "Dilution" herein.

"Dilution" represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering.  "Net book value" is the amount that results from subtracting total liabilities from total assets.  In this offering, the level of dilution is increased as a result of the relatively low book value of our issued and outstanding stock.   Assuming all shares offered herein are sold, giving effect to the receipt of the maximum estimated proceeds of this offering from shareholders net of the offering expenses, our net book value will be $66,300.00 or $0.00663 per share. Therefore, the purchasers of the common stock in this offering will incur an immediate and substantial dilution of approximately $0.004337 per share while our present stockholders will receive an increase of $0.00665 per share in the net tangible book value of the shares they hold. This will result in an 86.74% dilution for purchasers of stock in this offering.

ALL OF OUR PRESENTLY ISSUED AND OUTSTANDING COMMON SHARES ARE RESTRICTED UNDER RULE 144 OF THE SECURITIES ACT, AS AMENDED.  WHEN THE RESTRICTION ON ANY OR ALL OF THESE SHARES IS LIFTED, AND THE SHARES ARE SOLD IN THE OPEN MARKET, THE PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

All of the presently outstanding shares of common stock (8,500,000) are "restricted securities" as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available.  The SEC has adopted final rules amending Rule 144 which became effective on February 15, 2008. Pursuant to the new Rule 144, one year must elapse from the time a “shell company”, as defined in Rule 405, ceases to be a “shell company” and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Securities and Exchange Act of 1934 (the “Exchange Act”). Under the amended Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or an Issuer that has at anytime previously a reporting or non-reporting shell company as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, the Company is classified as a “shell company” under Rule 405 of the Securities Act. As such, all restricted securities presently held by the founders of the Company may not be resold in reliance on Rule 144 until: (1) the Company files Form 10 information with the SEC when it ceases to be a “shell company”; (2) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

THE COSTS, EXPENSES AND COMPLEXITY OF SEC REPORTING AND COMPLIANCE MAY INHIBIT OUR OPERATIONS.

After the effectiveness of this Registration Statement, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.  The costs of complying with these complex requirements may be substantial and require extensive consumption of our time and retention of expensive specialists in this area.  In the event we are unable to establish a base of operations that generates sufficient cash flows or cannot obtain additional equity or debt financing, the costs of maintaining our status as a reporting entity may inhibit our ability to continue our operations.  The cost of maintain our status as a reporting entity is estimated to be approximately $4,800 over the next 12 months following the effectiveness date of the registration statement.

THE LOSS OF THE SERVICES OF DEBOPAM MUKHERJEE COULD SEVERELY IMPACT OUR BUSINESS OPERATIONS AND FUTURE DEVELOPMENT OF OUR BUSINESS MODEL, WHICH COULD RESULT IN A LOSS OF REVENUES AND YOUR INABILITY TO EVER SELL ANY SHARES YOU PURCHASE IN THIS OFFERING.

Our performance is substantially dependent upon the professional expertise of our President, Debopam Mukherjee. If he were unable to perform his services, this loss of the services could have an adverse effect on our business operations, financial condition and operating results if we are unable to replace his with another individual qualified to develop our planned operations.  The loss of his services could result in a loss of revenues, which could result in a reduction of the value of any shares you purchase in this offering.

THE BROKERAGE AND RELATED CLIENT SERVICES MARKET AND SPECIFICALLY THE OFFICE, INDUSTRIAL, AND RETAIL SECTORS IS HIGHLY COMPETITIVE. IF WE CAN NOT DEVELOP AND MARKET DESIRABLE SERVICES THAT THE MARKET AND OTHER BUSINESSES ARE WILLING TO ACCEPT AND UTILIZE, WE WILL NOT BE ABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS MAY BE ADVERSELY AFFECTED AND WE MAY NEVER BE ABLE TO GENERATE ANY REVENUES.

Artison Investments, Ltd. has many potential competitors in the wood plyboard sector.  We consider the competition is competent, experienced, established and offer traditionally accepted wood products, and they have greater financial and marketing resources than we do at the present. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the marketing of their products than are available to us.

Some of the Company’s competitors also offer a wider range of products; have greater name recognition and more extensive customer bases than the Company.  These competitors may be able to respond more quickly to new or changing opportunities, undertake more extensive marketing activities, and offer terms that are more attractive to clients than the Company.  Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their visibility.  The Company expects that new competitors or alliances among competitors have the potential to emerge and may acquire significant market share.  Competition by existing and future competitors could result in an inability to secure adequate market share sufficient to support Artison Investments, Ltd.’s endeavors.  Artison Investments, Ltd. cannot be assured that it will be able to compete successfully against present or future competitors or that the competitive pressure it may face will not force it to cease operations.  As a result, you may never be able to liquidate or sell any shares you purchase in this offering.

ARTISON INVESTMENTS, LTD. MAY NOT BE ABLE TO ATTAIN PROFITABILITY WITHOUT ADDITIONAL FUNDING, WHICH MAY BE UNAVAILABLE.

Artison Investments, Ltd. has limited capital resources. Unless Artison Investments, Ltd. begins to generate sufficient revenues to finance operations as a going concern, Artison Investments, Ltd. may experience liquidity and solvency problems. Such liquidity and solvency problems may force Artison Investments, Ltd. to cease operations if additional financing is not available. No known alternative sources of funds are available to Artison Investments, Ltd. in the event it does not receive adequate proceeds from this offering. However, Artison Investments, Ltd. believes that the net proceeds of the Offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months.

COMMENT:

22.	Please revise to remove the statement in the second introductory paragraph that there may be factors “discussed elsewhere in the filing”.

RESPONSE:

We acknowledge the Staff’s comment and confirm we have removed from the Form S-1/A filing the statement in the second introductory paragraph that there may be factors “discussed elsewhere in the filing”.

COMMENT:

23.	We note the risks discussed in the third and fourth introductory paragraphs. Please revise to provide a descriptive subheading for each risk.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the entire “Risk Factor” section and have added headings to the paragraphs relating to the content referenced in the comment.  Please reference comment number 21 for a complete copy of revised risk.

COMMENT:

24.
We  note disclosure in the fourth paragraph on page 7 and in the risk factor “The Company May Lose its Top management Without Employment Agreements” on page 10 that Mr. Muherjee “may be involved in other employment opportunities.”  We also note in the risk factor “Our Sole Officer and Direct Works On A Part-Time Basis.  As A Result…” on page 10 that Mr. Mukherjee is currently involved in any other employment opportunities and may be involved in other employment opportunities in the future.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing throughout to consistently disclose that Mr. Mukherjee is devoted to the project on a full-time basis.

COMMENT:

Investors may lose their entire investments…page 8

25.	Please revise to remove the reference to “limited” revenues.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing and removed the word “limited” and replaced it with the word “any”.  We have provided a copy of the revisions reflected in the Form S-1/A filing below.

As of the date of this prospectus, we have had only limited start-up operations and have not generated any revenues.

COMMENT:

The costs, expenses and complexity of SEC reporting…page8

26.	Please disclose an estimate of the costs and expenses that you will incur as a reporting company during the 12 months following the effective date of your registration statement.

RESPONSE:

We acknowledge the Staff’s comment and confirm we have disclosed an estimate of the costs that we will incur as a reporting company during the next 12 months following the effective date of our registration statement.  We have provided a copy of the sentence we added in the Form S-1/A filing below.

The cost of maintain our status as a reporting entity is estimated to be approximately $4,800 over the next 12 months following the effectiveness date of the registration statement.

COMMENT:

The company may not be able to generate revenues…page 8

27.	Please advise us as to the basis for the statement that you will generate “significant” revenues.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the statement and references to the statement that we will generate “significant” revenues.  We have provided a copy of the revised risk factors with the revisions as reflected in the Form S-1/A filing below.

WE CANNOT PREDICT WHEN OR IF WE WILL PRODUCE REVENUES, WHICH COULD RESULT IN A TOTAL LOSS OF YOUR INVESTMENT IF WE ARE UNSUCCESSFUL IN OUR BUSINESS PLANS.

We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise our initial capital through this offering. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this offering. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business. As a result, you could lose all of your investment if you decide to purchase shares in this offering and we are not successful in our proposed business plans.

OUR CONTINUED OPERATIONS DEPEND ON THE MARKETS ACCEPTANCE OF OUR BAMBOO PLYBOARD PRODUCTS.  IF THE MARKET DOES NOT FIND OUR BAMBOO PLYBOARD PRODUCTS DESIRABLE AND SUITABLE FOR PURCHASE AND WE CANNOT ATTRACT A DISTRIBUTORS AND END CUSTOMERS, WE MAY NOT BE ABLE TO GENERATE ANY REVENUES, WHICH COULD RESULT IN A FAILURE OF OUR BUSINESS AND A LOSS OF ANY INVESTMENT YOU MAKE IN OUR SHARES.

The ability to attract distributors and end customers to purchase our Bamboo Plyboard products is critically important to our success. We cannot be certain that the Bamboo Plyboard products including Particle Board, MDF (medium-density fiberboard), and OSB (oriented strand board) will be accepted by the market.  As a result, there may not be any demand and our revenue stream could be limited and we may never realize any revenues. In addition, there are no assurances that the Company will generate revenues in the future even if we alter our marketing efforts and pursue alternative revenue generating services in the future.

COMMENT:

You may not be able to sell your shares…page 8

28.	Please revise to clarify the ownership of your outstanding shares.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to clarify the ownership of the outstanding shares of the Company.   We have provided a copy of the revision reflected in the Form S-1/A filing below.

As of the date of this prospectus, we have 8,500,000 shares of $0.001 par value common stock issued and outstanding.  Our sole officer and director owns all of the 8,500,000 issued and outstanding stock.

COMMENT:

If We Are Able To Continue As A Going Concern…page 10

29.	We note disclosure that “we have had started operations”. Please revise to disclose that you have not started operations.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to disclose that we have not started operations.  We have provided below a copy of the revision reflected in the ninth paragraph in the “Risk Factors” sections as it now appears in the Form S-1/A filing.

The Company was incorporated on April 23, 2010; we have not yet commenced our business operations and we have not yet realized any revenues.

COMMENT:

Special Note Regarding Forward-Looking Statements, page 11

30.
Please delete the first sentence in the third paragraph beginning with “There may be other risks…”  Please also revise the fourth paragraph to remove the reference to reasons that are not “not set-forth herein”.  Finally revise the fourth paragraph to correct the reference to “memorandum”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have deleted the first sentence in the third paragraph beginning with “There may be other risks…”.  We have also removed the reference “not set-forth herein” in the fourth paragraph.  Finally we have corrected the reference to “memorandum” and replaced it with the word “prospectus.  We have provided a revised copy of the fourth paragraph as reflected in the Form S-1/A filing below.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET-FORTH, THE SHARES OFFERED HEREIN INVOLVE A HIGH DEGREE OF RISK.  ANY PERSON CONSIDERING THE PURCHASE OF THESE SHARES SHOULD BE AWARE OF THESE RISKS AND OTHER FACTORS SET-FORTH IN THIS PROSPECTUS AND SHOULD CONSULT WITH HIS/HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY.  THE SHARES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

COMMENT:

Plan of Distribution, page 14

31.	Please provide a materially complete description of the subscription agreement.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided a materially complete description of the subscription agreement.  We have revised the “Plan of Distribution” section and we have provided a copy below as it now appears in the Form S-1/A filing.

PLAN OF DISTRIBUTION

Offering will be Sold by Our Officer and Director

This is a self-underwritten offering. This Prospectus is part of a Prospectus that permits our officer and director to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he sells. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Debopam Mukherjee, the sole officer and director, will sell the shares and intends to offer them to friends, family members and acquaintances. In offering the securities on our behalf, Mr. Mukherjee will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.  In his endeavors to sell this offering, Mr. Mukherjee does not intend to use any mass-advertising methods such as the Internet or print media.

Mr. Mukherjee will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth the conditions under which a person associated with an Issuer, may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a.	Mr. Mukherjee is an officer and director and is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39)of the Act, at the time of his participation; and

b.
Mr. Mukherjee is an officer and director and will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.	Mr. Mukherjee is an officer and director and is not, nor will he be at the time of his participation in the offering, an associated person of a broker-dealer; and

d.
Mr. Mukherjee is an officer and director and meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) (a) (4) (iii).

Our officer, director, control person and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

Artison Investments, Inc. (“Company”) is offering on a best-efforts, all-or-none basis a maximum of 1,500,000 shares of its common stock at a fixed price of $0.01 per share for the duration of the offering. This is the initial offering of Common Stock of Artison Investments, Inc. and no public market exists for the securities being offered.  The Company is offering the shares on a “self-underwritten”, best-efforts, all-or-none basis directly through our officer and director.  The shares will be offered at a fixed price of $.05 per share for a period not to exceed 180 days from the date of this prospectus. The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.  There is no minimum number of shares required to be purchased. This offering is on a best-efforts, all-or-none basis, meaning if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be returned to investors, without interest or deduction.  Debopam Mukherjee, the sole officer and director of Artison Investments, Inc., intends to sell the shares directly.  No commission or other compensation related to the sale of the shares will be paid to our officer and director.  The intended methods of communication include, without limitations, telephone, and personal contact.  For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

The officer and director of the issuer and any affiliated parties thereof will not participate in this offering.

The offering shall terminate on the earlier of (i) the date when the sale of all 1,500,000 shares is completed or (ii) one hundred and eighty (180) days from the date of this prospectus.  The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.

There can be no assurance that all, or any, of the shares will be sold. As of the date of this Prospectus, Artison Investments, Inc. has not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if Artison Investments, Inc. were to enter into such arrangements, Artison Investments, Inc. will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named in the prospectus.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which Artison Investments, Inc. has complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of the date of this Prospectus, Artison Investments, Inc. has not identified the specific states where the offering will be sold. Artison Investments, Inc. will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement.

Deposit of Offering Proceeds

The proceeds from the sale of the shares in this offering will be payable to Law Offices of Harold P. Gewerter, Esq., Ltd., Client Trust Account f/b/o Artison Investments, Inc. (“Trust Account”) and will be deposited in a non-interest/minimal interest bearing bank account. All subscription agreements and checks should be delivered to Law Offices of Harold P. Gewerter, Esq., Ltd., 2705 Airport Drive, North Las Vegas, Nevada 89032.  Failure to do so will result in checks being returned to the investor, who submitted the check. All subscription funds will be deposited in a non-interest/minimal interest bearing Trust Account pending clearance at Bank of the West, North Las Vegas, Nevada U.S.A., and no funds shall be released to Artison Investments, Ltd. until such a time as the maximum proceeds are raised.  The offering may terminate on the earlier of: (i) the date when the sale of all 1,500,000 shares is completed, (ii) 180 days from the effective date of this document.  The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.  If the maximum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.  The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.  The fee of the Trust Agent is $1,500.00. (See Exhibit 99(b)).

Procedures and Requirements for Subscription

Prior to the effectiveness of the Registration Statement, the Issuer has not provided potential purchasers of the securities being registered herein with a copy of this prospectus.  Investors can purchase common stock in this offering by completing a Subscription Agreement (attached hereto as Exhibit 99(a)) and sending it together with payment in full to Law Offices of Harold P. Gewerter, Esq., Ltd., Client Trust Account f/b/o Artison Investments, Inc., 2705 Airport Drive, North Las Vegas, Nevada 89032.  All payments are required in the form of United States currency either by personal check, bank draft, bank wire transfer, or by cashier’s check. There is no minimum subscription requirement. Artison Investments, Inc. reserves the right to either accept or reject any subscription. Any subscription rejected within this 30-day period will be returned to the subscriber within five business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once Artison Investments, Inc. accepts a subscription, the subscriber cannot withdraw it.

COMMENT:

Common Stock, page 16

32.	Please clearly disclose whether your common stock is penny stock.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clearly disclosed that our stock is a penny stock.  We have provided a copy of the first paragraph in the “Common Stock” section with the revision as it now appears in the Form S-1/A filing below.

Artison Investments, Ltd. is authorized to issue 70,000,000 shares of common stock, $0.001 par value.  The company has issued 8,500,000 shares of common stock to date held by one (1) shareholders of record.  Our stock is considered a penny stock as defined by the fact that penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).

COMMENT:

Interest of Named Experts and Counsel, page 17

33.	We note the disclosure that you paid counsel “$3,500”. Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised.

COMMENT:

Background, page 18

34.
Please review the disclosure throughout this section and elsewhere in the filing and ensure that you identify the source(s) for the information you provide.  In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management’s belief or another source.  If the information is based upon management’s belief, please indicate that this in the case and also provide an explanation for the basis of your belief.  If this information is based upon another source, please clearly indicate that this is the case and identify the source.  Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and therefore, remains reliable.  Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this.  Otherwise, please confirm that these sources are widely available to the public.  If any sources are not publicly available either file consents or explain to us why you are required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.  To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.  We may have additional comments after we review your response.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing throughout to provide sources where the reader can verify factual statements and or search additional related information.

COMMENT:

35.	We note the disclosure elsewhere in the filing that you intend to develop jute products. However, this section focuses on bamboo. Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing throughout to clarify the Companies use of Jute.  The following statement appears throughout the filing and reads as follows: “The three types of Bamboo Plyboard the Company plans to market are; Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).  In addition to the physical advantages of utilizing bamboo versus traditional wood which is discussed further in this chapter, we intend to utilize Jute in the manufacturing process.  Jute is one of the most environment-friendly fibers starting from the seed to expired fiber, as the expired fibers can be recycled more than once.”

COMMENT:

Product Development, page 20

36.	Please explain in greater detail how you intend to develop your products.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have explained in greater detail how we intend to develop our products.  We have detailed our plans in the “Product Development” section of the Form S-1/A filing and we have provided a copy of the revisions reflected in the Form S-1/A filing below.

Product Development

We are presently working with several manufacturing facilities located in India to produce our products.  We currently do not have any material agreements in place with any of the manufactures, but we anticipate finalizing an agreement during the first quarter following the placement of our offering.  Each of the facilities has provided the Company with samples and we are currently evaluating the quality of the products with various distributors in the United States as to their acceptability in the marketplace.  The three types of Bamboo Plyboard the Company plans to market are; Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).

COMMENT:

Distribution Methods of the Products or Services, page 21

37.
Please revise this section to provide a more detailed explanation of how you intend to market your products, including more detail on how you intend to setup your marketing activities.  Please also remove references to retailers, such as Home Depot, which whom you have no arrangements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided a more detail explanation of how we intend to market our products and how we intend to setup marketing activities.  In addition we have removed reference to retailers by name which we do not have any arrangements.  We have provided a copy of the “Distribution Methods of the Products or Services” section as it now appears in the Form S-1/A filing below.

Distribution Methods of the Products or Services

We plan to initially marketing our products directly to distributors and end customers.  The Company has already initiated contact with various distributors and end customers located throughout the United States.  At the present we do not have any material contracts in place, but we are working with them to finalize our bamboo plyboard based products for the marketplace.  AIL also plans to participate in road shows with our products and in industry conventions where we will demonstrate the benefits of bamboo and jute products and hope to develop relationships with potential business partners.  We plan to place emphasize our eco friendly products and hope our products will be incorporated in their projects.  In the future, as we increase our product line, we plan on to  have  franchise  showrooms  in  major  cities demonstrating  and  selling  these products  to  the  consumers directly.

COMMENT:

Industrial Segment Marketing, page 21

38.
We note disclosure that you plan to partner with other similar marketing companies.  We also note disclosure “first year will have strategy to work with these companies.”  Please revise to disclose how you intend to partner and work with these similar marketing companies.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the section to define, through more accurate translation, of the intentions of the Company.  We have revised the “Industrial Segmentation Marketing” section and provided a copy as it now appears in the Form S-1/A filing below.

1.
Industrial Segment Marketing - AIL plans to market the industrial products through distributors, marketing companies, and to direct large end users.  These companies can  help  penetrate  into  the  customer  base  and  also  have  direct  access  to  the  customers  and  markets.  AIL plans to have four such channel partners covering East, Central, West and Canada.  Europe  will  have  two,  one  for  UK,  and  the  other  for  Germany.  Pallets  will  be  shipped  in  knock  down  condition  with  all  instructions  and  tools  given  for  assembling  them  at  site.  The replacement market will be addressed by the channel partners.  Various  sizes  of  pallets  are  planned  to  be  launched  in  the  second  year.

2.
Domestic Segment Marketing - The  eco  friendly  domestic  products  will  be  marketed  mainly  by  distributors and marketing companies that cater specifically to markets including interior  designers,  chain  hotel,  motels,  remodelers,  builders,  and real  estate  developers.  AIL will attempt to market direct to large retail outlets and home furnishing centers.  Most  of  the  products  will  be  sold  in  a  pre  fabricated  form  which  is  easy  to  install  by  the  consumer  directly.  The Company plans to join eco awareness organizations and associations to network with corporations and end users who believe in the same causes.

COMMENT:

39.	We note that “budget is kept for acquiring similar companies”. Please revise to disclose your budget and discuss whether or not you have current plans to acquire another company.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the disclosure that a “budget is kept for acquiring similar companies”.  Furthermore, the Company does not currently have plans to acquire another company.

COMMENT:

Web or Internet Marketing, page 21

40.	Given that you have no arrangements with other websites, government agencies, major search engines, or popular websites, please revise to provide a more balanced explanation of your plans.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided a more balanced explanation of our planned web site presence.  We have revised the “Web or Internet Marketing” section and provided a copy of the revision as it now appears in the Form S-1/A filing below.

Web or Internet Marketing

A corporate presence on the World Wide Web is a key factor to our start-up efforts.  We plan to link our site with industry related trade associations and complementing eco-friendly organizations in an effort to further promote our products.  The web presence will also allow us to reach customers and potential partners through purchased advertising banners and direct links.  Initially, these efforts will provide the Company with a presence in the marketplace while providing a platform for our long-term goal of promoting our eco-friendly products.

COMMENT:

Sources and Availability of Raw Material and the Names of Principal Suppliers, page 22

41.
We note disclosure that “Artison Europe has the manufacturing and productions ability to provide the company with all bamboo and jute products as ordered.”  Please describe in greater detail the manufacturing and productions capability of Artison Europe.  Also, please disclose how Artison Europe will produce the products ordered by customers.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the section to more accurately translate the Companies plans and intentions.  We have provided a copy of the revised “Sources and Availability of Raw Material and the Names of Principal Suppliers” section as it now appears in the Form S-1/A filing below.

Sources and Availability of Raw Materials and the Names of Principal Suppliers

We are presently working with several manufacturing facilities located in India to produce our products.  We currently do not have any material agreements in place with any of the manufactures, but we anticipate finalizing an agreement during the first quarter following the placement of our offering.  Each of the facilities has provided the Company with samples and we are currently evaluating the quality of the products with various distributors in the United States as to their acceptability in the marketplace.  The three types of Bamboo Plyboard the Company plans to market are; Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).  Once the Company selects a manufacturer(s) to work with to produce our products; we plan to be instrumental in working with them to source the materials to ensure there is consistency in the quality of all our products.

COMMENT:

Description of Property, page 22

42.	Please advise us as to the nature of your arrangement with respect to your corporate office.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the nature of our arrangements with respect to our corporate offices.  We have provided a copy of the revision as it now appears in the “Description of Property” section in the Form S-1/A filing below.

DESCRIPTION OF PROPERTY

Artison Investments, Ltd. uses an administrative office located at 16526 106th CT, Orland Park, Illinois 60647.  Mr. Mukherjee, the sole officer and director of the Company, provides the office space free of charge and no lease exists.  We consider our current principal office space arrangement adequate and will reassess our needs based upon the future growth of the company.

Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income.  We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

COMMENT:

Plan of Operation, page 26

43.	Please revise to provide a more detailed specific business plan that incorporates the company’s day-to-day operations.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided a more detailed specific business plan with day-to-day operations.  We have provided a copy of the revision as it now appears in the Form S-1/A filing below.

Proposed Milestones to Implement Business Operations

The following milestones are based on the estimates made by management.  The working capital requirements and the projected milestones are approximations and subject to adjustments.  Our 12-month budget is based on operations, which will be completely funded by the $75,000 raised through this offering.  If we begin to generate profits, we will increase our marketing and sales activity accordingly.  The costs associated with operating as a public company are included in our budget.  The funds raised from this public offering have been prudently budgeted to sustain operations for a 12 month period following the closing of the offering.  AIL plans to develop markets for the following three types of Bamboo plyboard over the next 12 months: Plyboard the Company plans to market are; Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).  We hope to start generating revenue approximately nine months following the closing of the offering.  Management is responsible for the preparation of the required documents to keep the costs to a minimum.  We plan to complete our milestones as follows:

0- 3 MONTHS

Review and evaluate the sample manufacturing process with the plant supplier.  Work with manufacturer to source and provide raw bamboo for sample production.  Develop new and improved product samples for various applications.  We have budgeted $10,000 in the Manufactured Products line item in the “Use of Proceeds” section to produce our plyboard products for marketing to prospective distributors and end customers.  These marketing efforts will provide us with valuable feedback to further develop our products that are acceptable to the marketplace.  During this timeframe we plan to develop promotional material including marketing brochures and pamphlets.  We have budgeted $8,000 in the Marketing Expenses line item of the “Use of Proceeds” section this expense.  We plan to identify a list of targeted recruits, sales and promotion agents, and develop a candidate dossier for potential distribution channel representatives on a regional basis.  We have budgeted $900 in the Administrative Expenses line item of the “Use of Proceeds” section for this activity.  We have budgeted $1,000 in the Web site line item in the “Use of Proceeds” section to secure a web domain and research and place an initial deposit with a web designer.  In addition, we have budgeted $2,500 for Travel Expenses.  We have budgeted $10,000 for Offering Expenses which we expect to pay during this timeframe to pay for obligations including Legal and Professional fees, Accounting Fees, Edgar Fees, and Blue-sky Fees.  Our overall goal for this timeframe is to solidify our North American presence and remain in compliance with all regulatory obligations.

4-6 MONTHS

During this timeframe the Company plans to continue efforts with presentations and marketing to prospective distributors and end customers.  In addition, we plan to initiate efforts for road shows in various markets and targeted segments.  Efforts to include: product branding, public relations, press relations, special events, advertising, graphic design and industry networking.   We have budgeted $5,500 in the Marketing Expense line item of the “Use of Proceeds” section for these efforts.  In addition, we have budgeted $3,000 in the Travel Expense line item.  Most of the expenditures associated with these efforts will include travel, lunches, entertainment and related incidentals.  We have budgeted $12,000 in the Manufactured Products line item in the “Use of Proceeds” section to produce our plyboard products for marketing to prospective distributors and end customers.  We plan to develop new and improved product samples for various applications based on the feedback from our marketing efforts through this period.  In an effort to brand our products further we will actively pursue and join trade specific associations and eco-friendly organizations.  We have budgeted $1,000 in the Administrative Expenses line item of the “Use of Proceeds” section for any fees associated with joining these associations and organizations.  AIL plans to finalize the web site and web presence at an additional cost of $1,000 that we have budgeted in the Web Site Preparation line item.  The Company anticipates incurring administrative expenses including contractor expenses related to due diligence reports, and other nominal office support expenses.  We have budgeted $2,500 in our Administrative Expenses line item to pay for these obligations.  We have budgeted $2,500 for Legal and Professional fees to address accounting, audit, and legal requirements to remain in compliance with all regulatory agencies.  During this timeframe we will start to evaluate and perform due diligence on joint venture marketing efforts.

7-9 MONTHS

By this stage of our operations we anticipate finalizing our initial plyboard product line and hopefully will have the opportunity to start taking orders.  We anticipate receiving addition feedback on our products from the exhibitions, trade shows and the overall marketing efforts of the past 6 months.  This information should enable us to plan with the manufacturing facility for the next 6-12 months of product supply, raw material needs and future marketplace product needs.  We have budgeted $3,000 in the Travel Expense line item to cover travel, entertainment and related expenses. We anticipate incurring administrative expenses including, contractor expenses related to due diligence reports, and other office support expenses.  We have budgeted $2,500 in our Administrative Expenses line item to pay for these obligations.  An additional $2,500 has been budgeted for this timeframe for accounting, audit, and legal requirements to remain in compliance with all regulatory agencies.

10-12 MONTH

During this timeframe, we plan to analyze our past nine months of operations including our web sites lead/revenue generating effectiveness and our North American distributors, joint venture/partnership and end user coverage.  This review of our operations to date, will allow the Company to make the necessary adjustments and changes to further nurture the growth of the Company.  We have budgeted $3,000 in the Marketing budget for this quarter to tailor any marketing or promotional material that our review of operations deemed opportunistic to pursue.  In addition, this review will provide valuable information for finalizing a two-year overall business plan with emphasis on sales/marketing and growth.  We have budgeted $1,600 budgeted for Administrative expenses and related overhead expenses we expect to incur.  An additional $2,500 has been budgeted for accounting, audit, and legal requirements to remain in compliance with all regulatory agencies.

COMMENT:

44.
We note the discussion regarding “Travel to India”.  The description of your business on pages 18-22 indicates that Artison Europe will manufacture your products, and there is no discussion of seeking alternative manufacturing arrangements.  Please reconcile.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a discussion in the “Plan of Operation” section to clarify our planned operations.  The discussion is a sub-section titled “Sources and Availability of Raw Materials and the Names of Principal Suppliers” which also and appears in appropriate places throughout the Form S-1/A filing.  We have provided a copy of the sub-section as it now appears in the Form S-1/A filing below.

Sources and Availability of Raw Materials and the Names of Principal Suppliers

We are presently working with several manufacturing facilities located in India to produce our products.  We currently do not have any material agreements in place with any of the manufactures, but we anticipate finalizing an agreement during the first quarter following the placement of our offering.  Each of the facilities has provided the Company with samples and we are currently evaluating the quality of the products with various distributors in the United States as to their acceptability in the marketplace.  The three types of Bamboo Plyboard the Company plans to market are; Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).  Once the Company selects a manufacturer(s) to work with to produce our products; we plan to be instrumental in working with them to source the materials to ensure there is consistency in the quality of all our products.

COMMENT:

45.
The disclosure in this section indicates that you need the maximum amount of proceeds in order to implement your business plan and commence operations.  However, disclosure elsewhere in the filing indicates that you only need to obtain the minimum amount to do so.  Please reconcile.

RESPONSE:

We acknowledge the Staff’s comment and please be advised that we have revised the offering to a best-efforts, all-or-nothing maximum of $75,000 raise at a fixed price of $.05 per share for the duration of the offering.   The company has revised the filing throughout to disclose and believes that it will be able to implement our business plan and conduct business for the next 12 months.

COMMENT:

46.	Disclosure elsewhere in the filing indicates that you plan to begin selling products within 3 to 6 months, but this section does not discuss any of these plans. Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed in this section that the Company hopes it will start to generate revenue approximately nine months after closing of the public offering.

COMMENT:

47.	Please explain how you will develop your products if you do not conduct any research and development.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the section to include a discussion of our current and planned development of products.  We have provided a copy of the discussion as it appears in the “Plan of Operation” section as it appears in the Form S-1/A filing below.  This same discussion also appears in the “Description of Business” section.

Sources and Availability of Raw Materials and the Names of Principal Suppliers

We are presently working with several manufacturing facilities located in India to produce our products.  We currently do not have any material agreements in place with any of the manufactures, but we anticipate finalizing an agreement during the first quarter following the placement of our offering.  Each of the facilities has provided the Company with samples and we are currently evaluating the quality of the products with various distributors in the United States as to their acceptability in the marketplace.  The three types of Bamboo Plyboard the Company plans to market are; Particle Board, MDF (medium-density fibreboard), and OSB (oriented strand board).  Once the Company selects a manufacturer(s) to work with to produce our products; we plan to be instrumental in working with them to source the materials to ensure there is consistency in the quality of all our products.

COMMENT:

48.	Please explain how you intend to implement your business plan if you do not hire any employees.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a discussion on how we intend to develop our business plan if we do not hire any employees.  We have provided a copy of the revision as it appears in the “Plan of Operation” section of the Form S-1/A filing below.

Our business plan does not provide for the hiring of any additional employees until revenue will support the expense, which is estimated to be the third quarter of operations. Until that time, our sole officer and director Mr. Mukherjee is responsible for developing the company's business.

COMMENT:

49.
We note disclosure on page 25 that “to date, we have not….started a marketing plan.”  We also note disclosure on pages 18 and 20 regarding your marketing arrangements with Artison Europe, disclosure on page 21 that you plan to market your products through partnering with other similar marketing companies and page 26 regarding your marketing material.  Please revise to make your disclosure consistent throughout the registration statement on whether or not you have a marketing plan and whether you have started implementing your marketing plan.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the disclosure throughout to provide consistency in reference to our marketing plans.  The Company has incorporated discussions of our marketing plans in sections “Description of Business” sub-sections “Distribution Methods of the Products or Services” and  “12 Month Growth Strategy and Milestones” and in section “Managements’ Discussion and Analysis or Plan of Operation” sub-section “Plan of Operation – Proposed Milestones to Implement Business Operations”.  In addition, we have removed the disclosure on page 25 stating that “to date, we have not …started a marketing plan”.

COMMENT:

Critical Accounting Policies & Estimates, page 26

50.
You disclose under the cash and cash equivalents heading that as at April 30, 2010, cash and cash equivalents consist of cash only.  Please clarify in your filing you have no cash recorded at April 30, 2010.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to clarify that we have no cash recorded at April 30, 2010.  We have provided a copy of the revision as it now appears in the “Critical Accounting Policies & Estimates” section in the Form S-1/A filing below.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.  We have no cash recorded at April 30, 2010.

COMMENT:

51.
You disclose under the fair value of financial instruments heading on page 27 that your financial instruments consist of cash, subscription receivable and accounts payable.  In fact you have not recorded cash or subscription receivable at April 30, 2010.  Please revise your filing accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing by deleting the discussion that our financial instruments consist of cash and subscription receivable since we have not recorded any as of April 30, 2010. We have revised the “Fair Value of Financial Instruments” section to reflect these changes and we have provided a copy of the Form S-1/A as it now appears below.

The Company's financial instruments consist of payable. The carrying amounts of this financial instrument approximate fair value due to the short-term nature of this item. Management is of the opinion that the Company is not exposed to significant interest, currency or credit risks arising from this financial instrument.

COMMENT:

Financial Disclosure, page 28

52.
You state the audited financial statements are for the period from the date of incorporation, March 27, 2009, to April 30, 2009 and May 1, 2009 to April 30, 2010.  In fact, the audited financial statements are only for the period from inception of April 23, 2010 to April 30, 2010.  Please revise your disclosure accordingly throughout you document to consistently disclose the same inception date and period included in the audited financial statements.  We note, for example, that on page 18 you state that inception is February 17, 2010.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the Form S-1/A filing throughout to disclose the correct date of inception as April 23, 2010 and to reflect the correct audit period as April 23, 2010 to April 30, 2010.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 29

53.
Please revise Mr. Mukhjerjee’s biography to provide a plain English description of his business experience, including a description of his business experience for the last five years.  Please also revise to discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that Mr. Mukherjee should serve as a director.  See Item 401 © of Regulations S-K.  Finally, please provide us with support for each of the statements made in this section regarding his prior business experience.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised Mr. Mukherjee’s biography to provide a plain English description of his business experience, including a description of his business experience for the last five years.  In addition, we have provided a discussion of why we believe Mr. Mukherjee should serve as a director of the Company.  We have provided a copy of the revisions reflected in the Form S-1/A filing below.

BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Debopam Mukherjee – President, Secretary, Treasurer, and Director – Mr. Mukherjee has been an entrepreneur for many years.  He devotes his efforts on a full time basis to furthering the business of Artison Investments.  For the last five years Mr. Mukherjee had been actively involved in finding a solution to Global Warming and reducing the world’s carbon foot print.  The forests play an important role in protecting the eco-logical balance for the earth and the process in which forests are getting cut down, officially and unofficially, in third world countries for their wood is a growing problem.  For the last five years Mr. Mukherjee has been involved in developing wood substitutes by using different raw material like banana skin, coconut shell, and jute sticks etc.  Mr. Mukherjee has dedicated much of his time to the research of raw material from the perspective of availability, strength, usability and various different aspects.  His research revealed that bamboo (which is classified as “GRASS”) is an ideal wood-alternative and he started working on prototypes in an effort to better understanding of the inherent strength of the raw material for marketability.  During the last two years Mr. Mukherjee has focused on the marketability of the final product and making it a business case to develop the same in a profitable business venture. With a bamboo based wood alternative, we can reduce the Carbon Foot Print and surely it’s a small step to help in the Global Warming initiative.

In 1995, Mr. Mukherjee founded the Astral Group where under his leadership, the Astral Group created innovative technology solutions configuring telephony features and functions to network devices.  Astral created an entire line of products related to the communication needs of businesses.  AVMS’s core technology is a unique all-in-one solution based on software that has applications for both enterprise customers and future IP Centrex and Communication Application Service Providers. Before starting Astral in 1995, Mr. Mukherjee co-founded Angine Ltd (a hardware contract manufacturing unit) in 1989, followed by Color monitor manufacturing in 1993. Mr. Mukherjee’s business philosophy had been to focus on e-services since they have the potential to radically energize legacy processes in both technical and business applications. In 1998, Mr. Mukherjee started Atesto Technologies. Atesto Solutions Suite designed an integrated web platform to transform real world testing and performance management for web applications through their entire lifecycle. Mr. Mukherjee’s leadership and management skills were instrumental in building an international presence for Angine, Astral and Atesto.  The company's marquee customer base included Microsoft, Beyond.com, Marimba, PlanetWeb, HCL Technologies, i2 Technologies.  In 1993, Atesto was acquired in a cash and stock deal by INFOVISTA, a NASDAQ company. Mr. Mukherjee received a Bachelor Degree in Economics from the University of Calcutta in 1984 and a MBA from the Indian Institute of Management in 1986.

Global Warming and the carbon footprint is a worldwide concern and Mr. Mukherjee’s vision is to create a product that will contribute to help bring a solution to both of these pressing issues.  Developing a wood alternative with eco-friendly raw material we feel is a relevant contribution to the entire world’s environment

COMMENT:

54.	Given the statement that Mr. Mukherjee’s business philosophy has been to focus on e-services, please explain why he is moving into the business of manufacturing wood products.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided a statement as to why Mr. Mukherjee is now in the business of manufacturing wood alternative products.  Please see the response to comment number 53 above for the entire discussion.

COMMENT:

Reports to Security Holders, page 31

55.	Please revise to include the correct address of the public reference room and the hours of the room pursuant to Item 101(h)(5)(iii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the correct address of the public reference room and the hours of the room pursuant to Item 101(h)(5)(iii) of Regulation S-K.  The revisions reflected in the “Reports to Security Holders” section appear in the Form S-1/A filing as written below.

That the public may read and copy any materials you file with the Commission at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. State that the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. State that the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission and state the address of that site (http://www.sec.gov). You are encouraged to give your Internet address, if available.

COMMENT:

Note 3.  Capital Stock, page 44

56.
You state an unrelated individual contributed $2,000.00 as a payment for accounting services and that this amount is shown as contributed capital.  We assume that i) only cash of $2,000.00 was contributed for no other consideration, ii) this individual does not own any of your common stock, and iii) the accounting services constituted the preparation of the financial statements/audit by M&K.  If our assumptions are correct, please revise your filing to clarify that you have no further obligation to compensate this individual.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the note was revised and appears in the Form S-1/A filing as written below.

NOTE 4.  RELATED PARTY PAYABLE

A shareholder of the Company contributed $2,000 as a payment for accounting services.  The amount is shown as contributed capital.

COMMENT:

Undertakings, page 47

57.
Please revise the undertakings to provide them in the exact form required by Item 512 of Regulation S-K.  In this regard, we note that certain language has been omitted and you use the term “small business issuer”.

RESPONSE:

We acknowledge the Staff’s comment and confirm the following changes have been made to the “Undertakings” section.  We have provided a copy of the revisions reflected in the Form S-1/A filing below.

UNDERTAKINGS

The undersigned hereby undertakes:

(1)           to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)              include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)             To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)           that for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)           to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)           that for determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)             Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)            Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)           Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser

(5)           Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however,  that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

COMMENT:

Legal Opinion, Exhibit 5.1

58.	We note the assumptions in the fourth paragraph. Please be advised that counsel may not assume the “due authority” of the parties. Please have counsel revise its opinion accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm the “Legal Opinion” in Exhibit 5.1 is revised in its opinion accordingly.

COMMENT:

59.
We note the statement in the fifth paragraph that counsel has “relied without investigation upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from representatives of the Company and others.”  Please advise us to the basis for this assumption.

RESPONSE:

We acknowledge the Staff’s comment and confirm the “Legal Opinion” in Exhibit 5.1 is revised in its opinion accordingly.

COMMENT:

60.	We note that the opinion is limited by its date. The legal opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm the “Legal Opinion” in Exhibit 5.1 is revised in its opinion accordingly.

COMMENT:

61.	Please have counsel revise its opinion to clarify that counsel is opining on legality of the common stock under the laws of Nevada, the state in which the registrant is incorporated.

RESPONSE:

We acknowledge the Staff’s comment and confirm the “Legal Opinion” in Exhibit 5.1 is revised in its opinion accordingly.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Debopam Mukherjee

Debopam Mukherjee
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.